Barrett Opportunity Fund, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

February 22, 2016

VIA EDGAR TRANSMISSION

Mr. Tony Burak
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Barrett Opportunity Fund, Inc. (the “Fund”) Investment Company Act Registration No: 811-02884

Dear Mr. Burak:

This correspondence is being filed in response to the Staff’s oral comment provided to Adam Smith of U.S. Bancorp Fund Services, LLC on January 28, 2016 regarding your review of the shareholder report for the Fund for the fiscal year ended August 31, 2015, filed via EDGAR on Form N-CSR on October 29, 2015.  For your convenience, the Staff’s comment is included in bold typeface immediately followed by the Fund’s response.

In addition, in connection with this filing, the Fund hereby makes the following representations:

1.
The Fund acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made in the Form N-CSR, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Fund acknowledges that the Staff’s comments, and any changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made in the Form N-CSR; and

3.
The Fund represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

The Fund’s response to your comment is as follows:

Staff Comment: The Staff notes approximately 66% of the Fund’s assets are invested in positions that amount to more than 5% of the value of the Fund’s assets.  Please provide a supplemental explanation of the Fund’s compliance with the diversification requirements for qualification as a regulated investment company (“RIC”) under Sub-Chapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

Response:  The Fund believes that it is in compliance with the diversification requirements for qualification as a RIC under Sub-Chapter M of the Code.  The diversification test under Sub-Chapter M is performed on a quarterly basis and the Fund actively monitors its portfolio to confirm compliance.  For purposes of compliance with Sub-Chapter M of the Code, market appreciation without any portfolio acquisitions will not cause the Fund to be non-compliant.  For example, one of the diversification requirements is that at least 50% of the value of the Fund’s assets must be represented by cash, cash items, U.S. Government securities, securities of other RICs and other securities with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s assets and 10% of the outstanding voting securities of such issuer.  For these purposes, if the Fund acquires a particular security at a time when it represents less than 5% of the Fund’s assets (by value) and the Fund is otherwise compliant with the diversification test, and subsequent appreciation in the value of that security causes it to represent more than 5% of the Fund’s assets on a later quarterly testing date, that appreciation will not result in a breach of the 50% diversification test as long as there are no other acquisitions by the Fund that contribute to the non-compliance.

If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

/s/ Peter H. Shriver

Peter H. Shriver
President and Chief Executive Officer
Barrett Opportunity Fund, Inc.